UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Liuski International, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   538029 10 9
                      -----------------------------------
                                 (CUSIP NUMBER)

                              Manuel Tan, President
                               6585 Crescent Drive
                             Norcross, Georgia 30071

                                 (770) 447-9454
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 27, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D

CUSIP NO.  538029 10 9

 1.       Name of Reporting Person;
          S.S. or I.R.S. Identification No. of Above Person

          Chih-Hung Liao

          I.D. No.:

 2.       Check the Appropriate Box if a Member of a Group

          (a)      [  ]
          (b)      [  ]

 3.       SEC Use Only ........................................................

 4.       Source of Funds:  PF

 5.       Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e) .................................[   ]

 6.       Citizenship or Place of Organization:  Taiwan

Number of      7.     Sole Voting Power: 1,783,620 shares of
Shares                 common stock
Beneficially   8.     Shared Voting Power:  0
Owned By       9.     Sole Dispositive Power: 1,783,620 shares
Each Reporting         of common stock
Person With    10.    Shared Dispositive Power: 0

 11.      Aggregate Amount Beneficially Owned by Each Reporting
          Person:           1,783,620 Shares

 12.      Check if the Aggregate Amount in Row 11 Excludes
          Certain Shares (See Instructions) ...............................[  ]

 13.      Percent of Class Represented by Amount In Row 11:
          40.7%

 14.      Type of Reporting Person: IN

Item 1.           Security and Issuer

         This statement relates to the common stock, $.01 par value ("Common Stock"), of Liuski International, Inc. (the "Issuer"), with its principal executive offices at 6585 Crescent Drive, Norcross, Georgia 30071.

Item 2.           Identity and Background

     (a) This statement is filed by Chih-Hung Liao, also known as Duke Liao ("Liao").

     (b) The business address of Liao is the address of the Issuer.

     (c) Liao is the Chairman and Chief Executive Officer of the Issuer and the President and Chairman of DTK Computer, Inc. with an address at 18645 E. Gale Avenue, Suite 233, City of Industry, California 91748. DTK Computer assembles and distributes systems which compete with the Issuer's Magitronic brand of IBM-compatible personal computers. He is also Chairman of DTK Technology (USA), Inc., which is the holding company of DTK Computer, Inc., and Gemlight Computer Ltd., a Hong Kong corporation, and President of Advanced Creative Computer Corp. Inc., a Taiwan corporation.

     (d) Liao has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Liao has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Liao is a citizen of Taiwan.


Item 3.           Source and Amount of Funds

         In consideration for the purchase (the "Purchase"), effective June 27, 1997, of 1,783,620 shares of Common Stock from Morries Liu (also known as Hsing Yen Liu, "Liu"), Liao paid $2,497,068 in cash out of his personal funds, personally guaranteed all existing and future obligations of the Issuer to Marie-Claude Co., Ltd. ("Marie-Claude") and Liuski International, Inc. (Taiwan) ("Liuski Taiwan"), which totalled approximately $11,000,000 at June 26, 1997, and agreed that either the Issuer would continue to employ four designated employees for at least a one-year period or Liao would pay their salaries and benefits for the remainder of such one-year period. Substantially all of the activities of Marie-Claude and Liuski Taiwan, which are owned by Liu's mother and/or immediate family, have been dedicated to providing purchasing services for the Issuer.


Item 4.           Purpose of Transaction

          Liao made the Purchase for investment purposes and intends to become actively involved in the management of the Issuer with the goal of making it a profitable company. Simultaneously with the Purchase, Liao was appointed Chairman of the Board of Directors and Chief Executive Officer of the Issuer by its Board of Directors and Liu resigned from such positions but remained a member of the Issuer's Board of Directors. As a result, the number of directors on the Board was increased from six to seven. Subsequent to the Purchase, Edward Williams, the acting Chief Financial Officer and Controller of the Issuer, resigned from such positions. Liao is evaluating the Issuer's needs and may propose certain changes in the management of the Issuer.

         Except as set forth above in this Item 4, Liao does not have any present plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4. Nothing set forth above should be interpreted to preclude Liao from making any plans or proposals which would relate to or result in any of the events or actions described in subparagraphs (a) through (j) of this Item 4.


Item 5.           Interest in Securities of the Issuer

         Liao beneficially owns 1,783,620 shares of Common Stock. Liao has the sole power to vote and dispose of such 1,783,620 shares.

         Pursuant to a Stock Purchase Agreement (the "Agreement"), dated June 26, 1997, Liao purchased from Liu, effective June 27, 1997, 1,783,620 shares of Common Stock (approximately 40.7% of the outstanding) for $1.40 per share ($2,497,068 in the aggregate). Pursuant to the Agreement, Liao guaranteed all existing and future obligation of the Issuer to Marie-Claude and Liuski Taiwan, totalling approximately $11,000,000 at June 26, 1997, and agreed that either the Issuer would continue to employ four designated employees for at least a one-year period or Liao would pay their salaries and benefits for the remainder of such one-year period. Other than the transaction described above,

Liao has not effected any transaction involving the Issuer's securities within the preceding 60 days.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships, with Respect to Securities of the Issuer

         None.

Item 7.           Material to be filed as Exhibits

                  Exhibit       Exhibit
                  Numbers

                  10 Stock Purchase Agreement, with exhibits, dated June 26, 1997, between Morries (Hsing Yen) Liu and Chih-Hung (Duke) Liao.





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 3, 1997


                                        /s/Chih-Hung Liao
                                        -----------------------------------
                                        Chih-Hung Liao